EXHIBIT 99.1

Caledonia completes sale of Solar Plant

Caledonia completes $22.35m sale of 12.2MWac solar plant, unlocking capital for growth strategy

ST HELIER, Jersey, April 14, 2025 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL) (“Caledonia” or “the Company”) is pleased to announce the successful completion of the sale, on April 11, 2025, of its Zimbabwean subsidiary, Caledonia Mining Services (Private) Limited (“CMS”), to CrossBoundary Energy Holdings (“CBE”) for a pre-tax consideration of $22.35 million payable in cash. CMS owns and operates the 12.2MWac solar plant that supplies power to Blanket Mine. Under the terms of the sale, the solar plant will continue to provide Blanket Mine with power under an exclusive power purchase agreement, ensuring a reliable renewable energy source for the mine.

In September 2024, following a robust bidding process managed by Caledonia’s Zimbabwe financial advisors IH Advisory, Caledonia signed a conditional sale agreement with CBE to sell the solar plant, aligning with its strategy to focus on its core business of gold mining. This agreement allows Blanket Mine to maintain access to clean energy while enabling Caledonia to reallocate capital for growth.

The construction of the solar plant was initially financed by a registered offering of Caledonia’s shares in the USA in 2020, which raised $13 million through the issue of 597,963 shares. Since its commissioning in February 2023, the solar plant has generated over 57,722MWh of power.

Caledonia's consolidated net debt as at April 9, 2025 (i.e. immediately before the transfer of the cash consideration on April 10, 2025) was $3.8 million (December 31, 2024: net debt $8.7 million). Accounting for receipt of the cash consideration, Caledonia's pro forma consolidated net cash balance was $18.6 million.

Mark Learmonth, Chief Executive Officer of Caledonia, commented:

“We are pleased to have completed the sale of the solar plant, strengthening our cash position and enabling us to redeploy capital towards our core gold mining and expansion operations.

“By selling the plant for $22.35 million, Caledonia realises a profit on the $14.3 million construction cost. Importantly, we retain the exclusive energy off-take agreement, ensuring that approximately 20% of Blanket Mine’s daily electricity needs continue to be met by renewable energy.”

Matthew Tilleard, Managing Partner at CrossBoundary Energy, said:

“Energy provision is an expensive challenge for the mining sector in Africa. The acquisition of Blanket Mine’s solar PV facility is part of CrossBoundary Energy's ongoing commitment to providing the best energy solutions for the sector. Through a power purchase agreement, Blanket Mine will continue utilising the benefits of distributed renewable power, whilst freeing up capital for its value-generating mining activities.”

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793

Cavendish Capital Markets Limited (Nomad and Joint Broker) Adrian Hadden Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9775

Panmure Liberum (Joint Broker) Scott Mathieson/ Ailsa MacMaster	Tel: +44 20 3100 2000

Camarco, Financial PR (UK) Gordon Poole Elfie Kent Fergus Young	Tel: +44 20 3757 4980

3PPB (Financial PR, North America) Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

Note: The information contained within this announcement is deemed by the Company to constitute inside information under the Market Abuse Regulation (EU) No. 596/2014 (“MAR”) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with the Company's obligations under Article 17 of MAR.

Cautionary Note Concerning Forward-Looking Information
Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited, to Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: the continued supply and sale of power under the power purchase agreement, retaining the exclusive supply of the solar power, ensuring that approximately 20% of Blanket Mine’s daily electricity needs continue to be met by renewable energy and reallocating capital for growth. The forward-looking information contained in this news release is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: the proper maintenance and operation of the solar plant by the new owner, the establishment of estimated resources and reserves, the grade and recovery of minerals which are mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, the representativeness of mineralization being accurate, success of planned metallurgical test-work, capital availability and accuracy of estimated operating costs, obtaining required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects, the assessment of the existing capital intensity of the Bilboes gold project and Caledonia’s experience of project development in Zimbabwe and other factors.

Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to the completion of the sale, risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

This news release is not an offer of the shares of Caledonia for sale in the United States or elsewhere. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the shares of Caledonia, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.